                          TERMS OF THE __% CUMULATIVE
             MONTHLY INCOME PREFERRED SHARES OF CAPITAL HOLDING LLC



          The undersigned officer of Capital Holding Corporation, a Delaware corporation ("Capital Holding" or the "Manager") which acts as Manager of Capital Holding LLC, a limited life company organized under the laws of the Turks and Caicos Islands (the "Company"), HEREBY CERTIFIES:

          1. That by duly adopted resolutions of the holders of Common Stock of the Company dated March 21, 1994, the Company authorized the creation of 4,000,000 Preferred Shares of U.S. $1.00 each with such rights and restrictions as the Manager shall from time to time determine and declare;
and

          2. That by duly adopted declaration of the Manager, on behalf of the Company dated _____________, 1994, the Manager, pursuant to authority granted to it in the Articles of Association of the Company (the "Articles of Association"), authorized the issuance of 4,000,000 Preferred Shares having such designations, stated value, rights, privileges, restrictions, preferences and other terms and provisions as the Manager authorized or approved as set forth below:

          DECLARED, that pursuant to the Articles of Association, the Manager hereby authorizes the issuance of 4,000,000 Preferred Shares, liquidation preference $25 per Preferred Share, of the Company and hereby fixes the number, voting powers, designation, preferences, participating, optional or other special rights and the qualifications, limitations or restrictions of, and other matters relating to, said shares as follows:

          1. Designation. 4,000,000 shares of the Preferred Shares of the Company, liquidation preference $25 per Preferred Share, are hereby designated as "__% Cumulative Monthly Income Preferred Shares" (hereinafter called the "Preferred Shares").

          2. Ranking. The Preferred Shares shall, with respect to participation in the profits or assets of the Company, rank prior to any other equity securities of the Company, including the common shares of the Company (the "Common Shares"), other than any additional preferred shares that may be issued in one or more series or classes and that rank pari passu with each other and with the Preferred Shares with respect to participation in the profits and assets of the Company. So long as any Preferred Shares are outstanding, the Company will not issue any shares of capital stock ranking, as to participation in the profits or assets of the Company, senior to the Preferred Shares. The issuance of any shares of capital stock ranking senior to the Preferred Shares constitutes a variation or abrogation of the rights attached to the Preferred Shares under the Articles of Association.

          3. Dividends. (a) The holders of the Preferred Shares shall be entitled to receive, when, as and if declared by the Company out of funds held by the Company and legally available therefor, cumulative cash dividends at the annual rate of __% of the stated liquidation preference of $25 per share, calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and for any period shorter than a full monthly dividend period, dividends will be computed on the basis of the actual number of days elapsed in such period, and payable in United States dollars monthly in arrears on the last day of each calendar month of each year, commencing _______ __, 1994. Such dividends will accrue and be cumulative whether or not they have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. Dividends on the Preferred Shares shall be cumulative from the date of original issue, and the cumulative portion from such date to _______ __, 1994 shall be payable on _______ __, 1994.

          (b) Dividends on the Preferred Shares must be declared by the Manager of the Company in any calendar year or portion thereof to the extent that the Manager reasonably anticipates that at the time of payment the Company will have, and must be paid by the Company to the extent that at the time of proposed payment it has, (x) funds legally available for the payment of such dividends and (y) cash on hand sufficient to permit such payments. Dividends declared on the Preferred Shares will be payable to the record holders thereof as they appear on the register for the Preferred Shares on the relevant record dates, which will be one Business Day prior to the relevant payment dates. In the event that any date on which dividends are payable on the Preferred Shares is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

          (c) If dividends have not been paid in full on the Preferred Shares, the Company shall not:

                    (i) pay, or declare and set aside for payment, any dividends on any other preferred or preference stock of the Company ranking pari passu with the Preferred Shares as regards participation in profits of the Company ("Company Dividend Parity Shares"), unless the amount of any dividends declared on any Company Dividend Parity Shares is paid on the Company Dividend Parity Shares and the Preferred Shares on a pro rata basis on the date such dividends are paid on such Company Dividend Parity Shares, so that

                    (x) (a) the aggregate amount of dividends paid on the Preferred Shares bears to (b) the aggregate amount of dividends paid on such Company Dividend Parity Shares the same ratio as

                    (y) (a) the aggregate of all accumulated arrears of unpaid dividends in respect of the Preferred Shares bears to (b) the aggregate of all accumulated arrears of unpaid dividends in respect of such Company Dividend Parity Shares;

               (ii) pay, or declare and set aside for payment, any dividends on any shares of the Company ranking junior to the Preferred Shares as to dividends (the "Company Dividend Junior Shares"); or

               (iii) redeem, purchase or otherwise acquire any Company Dividend Parity Shares or Company Dividend Junior Shares or any Preferred Shares other than the redemption of all outstanding Preferred Shares at the redemption price of $25 per Share plus accumulated and unpaid dividends (whether or not declared) to the date fixed for redemption (the "Redemption Price");

until, in each case, such time as all accumulated arrears of unpaid dividends (whether or not declared) on the Preferred Shares shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment and, in the case of clause (iii) the date of such redemption, purchase or acquisition.

     3. Merger, Consolidation or Replacement of the Company. The Company may not consolidate, amalgamate, merge with or into, be replaced by or be continued as or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described in this paragraph and subject to applicable law. For purposes of applicable Turks and Caicos Islands law, each holder of Preferred Shares hereby authorizes and consents to the Company consolidating, amalgamating, merging with or into, being replaced by, or continued as a limited liability company organized as such under the laws of any state of the United States of America, or a limited partnership organized under the Uniform Limited Partnership Act in any state of the United States of America, or a trust organized under the laws of the State of Delaware (in each case the "Successor") and the Company may do so, provided, that (i) such Successor either (x) expressly assumes all the terms and conditions of, and obligations of the Company under, the Preferred Shares or (y) substitutes for the Preferred Shares another security having substantially the same terms as the Preferred Shares (the "Successor Security") so long as the Successor Securities rank, with respect to participation in the profits or assets of the Successor, at least as high as the Preferred Shares rank, with respect to participation in the profits or assets of the Company, (ii) Capital Holding expressly acknowledges the Successor as the lender under the Loans and reaffirms its obligations to the Successor and to the holders of the Preferred Shares or Successor Securities, as the case may be, under the Guarantee, (iii) such merger, consolidation, amalgamation, replacement or continuation does not cause the Preferred Shares or Successor Securities, as the case may be, to be delisted by any national securities exchange or other organization on which the Preferred Shares or Successor Securities, as the case may be, are listed, (iv) the Successor receives a written opinion of counsel (such counsel being a law firm of national standing), which counsel may be counsel to the Company or Capital Holding, to the effect that such consolidation, amalgamation, merger, replacement or continuation will not result in a taxable gain to the holders of the Preferred Shares or Successor Securities, as the case may be, under Federal income tax law or cause the Successor to be considered an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act") and (v) such merger, consolidation, amalgamation, replacement or continuation does not cause the Preferred Shares or Successor Securities, as the case may be, to be downgraded by any "nationally recognized statistical rating organization" as that term is defined by the SEC for purposes of Rule 436(g)(2) under the Securities Act.

          The Manager is authorized and directed to conduct its affairs and to operate the Company in such a way that the Company would not be deemed to be an "investment company" for purposes of the 1940 Act. In this connection, Capital Holding, as manager, is authorized to take any action not inconsistent with applicable law or the Memorandum of Association or the Articles of Association of the Company which it determines in its discretion to be necessary or desirable for such purposes.

          4. Redemption. (a) The Preferred Shares are redeemable, at the option of the Company and subject to the prior consent of Capital Holding, in whole or in part from time to time, on or after _______ __, 1999, upon not less than 30 nor more than 60 days' notice, at the Redemption Price. If a partial redemption would result in a delisting of the Preferred Shares, the Company may only redeem the Preferred Shares in whole. The Company will not redeem fewer than all the outstanding Preferred Shares unless all accumulated arrears of unpaid dividends have been paid on all Preferred Shares for all monthly dividend periods terminating on or prior to the date of redemption.

          (b) Upon any repayment or prepayment of principal on the Loans to Capital Holding of the proceeds from the issuance and sale of the Preferred Shares and the Common

Shares (the "Loans"), the proceeds from such repayment of principal on the Loans shall be applied to redeem the Preferred Shares at the Redemption Price, upon not less than 30 nor more than 60 days' notice; provided that any such amounts may be lent to or relent to Capital Holding, and not used for redemption, if at the time of such new loan, and as determined in the judgment of Capital Holding, as Manager, and its financial advisor (selected by Capital Holding, as Manager, and who shall be unaffiliated with Capital Holding and shall be among the 30 largest investment banking firms, measured by total capital, in the United States at the time of the proposed new loan), (a) Capital Holding is not in bankruptcy, (b) Capital Holding is not in default on any loan pertaining to the Preferred Shares, (c) Capital Holding has made timely payments on the repaid loan for the immediately preceding 18 months, (d) the Company is not in arrears on payments of dividends on the Preferred Shares, (e) Capital Holding is expected to be able to make timely payment of principal and interest on such new loan, (f) such new loan is being made on terms, and under circumstances, that are consistent with those which a lender would require for a loan to an unrelated party, (g) such loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments that accrue on the Preferred Shares, (h) the senior unsecured long-term debt of Capital Holding is rated among the four highest rating categories by a nationally recognized statistical rating organization, (i) such loan is being made for a term that is consistent with market circumstances and Capital Holding's financial condition and (j) such loan will have a final maturity no later than the forty-ninth anniversary of the issuance of the Preferred Shares. No Loan may mature more than 49 years from the date hereof.

          (c) Notwithstanding subparagraph (a) above, if at any time after the issuance of the Preferred Shares, the Company is or would be required to pay Additional Amounts with respect to the Preferred Shares or Capital Holding is or would be required to withhold or deduct certain amounts as described under paragraph 8 hereof and under the Payment and Guarantee Agreement of Capital Holding dated as of ______ __, 1994 (the "Guarantee Agreement"), then, subject to the prior consent of Capital Holding, the Company may, at its option, upon not less than 30 nor more than 60 days' notice to the holders of the Preferred Shares (which notice shall be irrevocable), redeem the Preferred Shares in whole or, if such requirement relates only to certain of the Preferred Shares, the Preferred Shares subject to such requirement in each case may be redeemed in part at the Redemption Price; provided that in the case of a partial redemption, the Company shall cause all of the Preferred Shares to be issued in definitive form, and provided, further, that if a partial redemption would result in a delisting of the Preferred Shares, the Company may only redeem the Preferred Shares in whole.

          5. Redemption Procedure. (a) Notice of any redemption (a "Notice of Redemption") of the Preferred Shares will be given by the Company by mail to each record holder to be redeemed not fewer than 30 nor more than 60 days prior to the date fixed for redemption thereof. For purposes of the calculation of the date of redemption and the dates on which notices are given pursuant to this paragraph 5(a), a Notice of Redemption shall be deemed to be given on the day such notice is first mailed by first class mail, postage prepaid, to holders of record of the Preferred Shares. Each Notice of Redemption shall be addressed to the holder of record at the address of the holder appearing in the stock register of the Company. No defect in the Notice of Redemption or in the mailing thereof or publication of its contents shall affect the validity of the redemption proceedings.

          (b)  In the event that fewer than all the outstanding Preferred
Shares are to be redeemed, the Preferred Shares to be redeemed (i) in the case of a redemption pursuant to paragraph 4(a) hereof, will be selected in accordance with paragraph 9 hereof and (ii) in the case of an optional redemption pursuant to paragraph 4(c) will be such Preferred Shares as were subject to additional amounts being paid, or amounts being withheld or deducted, in respect thereof. The Company may not redeem fewer than all the outstanding Preferred Shares unless all accumulated and unpaid dividends have been paid on all Preferred Shares for all monthly dividend periods terminating on or prior to the date of redemption.

          (c) If the Company gives a notice of redemption in respect of Preferred Shares, then, by 2:00 p.m., New York time, on the redemption date, the Company will irrevocably initiate the transfer of funds for deposit with The Depository Trust Company in an amount sufficient to pay the applicable Redemption Price and will give The Depository Trust Company irrevocable instructions and authority to pay the Redemption Price to the holders thereof. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of such Preferred Shares so called for redemption will cease, except the right of the holders of such shares to receive the Redemption Price, but without interest, and such shares will cease to be outstanding. In the event that any date on which any payment in respect of the redemption of Preferred Shares is due is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Shares is improperly withheld or refused and not paid either by the Company or by Capital Holding pursuant to the Guarantee Agreement, dividends on such shares will continue to accrue, at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemp-tion for purposes of calculating the Redemption Price.

          6. Liquidation Distribution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares at the time outstanding will be entitled to receive out of the assets of the Company legally available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares or any other class of shares of the Company ranking junior to the Preferred Shares as regards participation in assets of the Company, but together with the holders of every other series of preferred or preference stock of the Company outstanding, if any, ranking pari passu with the Preferred Shares as regards participation in the assets of the Company ("Company Liquidation Parity Shares"), an amount equal to the aggregate of the stated liquidation preference of $25 per share and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"). If, upon any such liquidation, the Liquidation Distribution can be paid only in part because the Company has insufficient assets available to pay in full the aggregate maximum Liquidation Distribution and the aggregate maximum liquidation distributions on the Company Liquidation Parity Shares, then the amounts payable directly by the Company on the Preferred Shares and on such Company Liquidation Parity Shares shall be paid on a pro rata basis, so that

          (i) (x) the amount paid in respect of the Liquidation Distribution bears to (y) the aggregate amount paid as liquidation distributions on the Company Liquidation Parity Shares the same ratio as

         (ii) (x) the aggregate Liquidation Distribution bears to (y) the aggregate maximum liquidation distributions on the Company Liquidation Parity Shares.

Pursuant to its Articles of Association, the Company shall automatically dissolve and be liquidated: (i) when the period fixed for the duration of the Company expires; (ii) if Capital Holding by resolution requires the Company to be wound up and dissolved; (iii) upon the bankruptcy, resignation, withdrawal, expulsion, termination, cessation or dissolution of the Manager (provided that the merger of the Manager into a successor that succeeds to the duties of the Manager shall not be a resignation, withdrawal, termination, cessation or dissolution of the Manager); or (iv) if all of the Common Shares are redeemed by the Company.

          7. Voting Rights. If (i) the Company fails to pay dividends in full on the Preferred Shares (whether or not there are funds legally available therefor) for 18 consecutive monthly dividend periods; (ii) an Event of Default under the Loans occurs and is continuing on the Loans; or (iii) Capital Holding is in default under any of its payment or other obligations under the Guarantee Agreement, then the holders of a majority in liquidation preference of the outstanding Preferred Shares, together with the holders of any other shares of preferred or preference stock of the Company having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled to appoint and authorize a trustee to enforce the Company's rights as a creditor under the Loans directly against Capital Holding, enforce the obligations undertaken by Capital Holding under the Guarantee Agreement and the Expenses and Liabilities Agreement pursuant to which Capital Holding will agree to guarantee payment of any liabilities incurred by the Company (other than obligations to holders of Preferred Shares in their capacities as holders) (the "Expenses and Liabilities Agreement") and declare and pay dividends on the Preferred Shares. For purposes of determining whether the Company has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such right to appoint a trustee arises, the Manager will convene a general meeting for the above purpose. If the Manager fails to convene such meeting within such 30-day period, the holders of 10% in liquidation preference (plus all accumulated arrears and accruals of dividends per share) of the outstanding Preferred Shares and such other preferred or preference stock will be entitled to convene such meeting. The provisions of the Articles of Association relating to the convening and conduct of the general meetings of shareholders will apply with respect to any such meeting. Any trustee so appointed shall vacate office immediately, subject to the terms of such other preferred or preference stock, if the Company (or Capital Holding pursuant to the Guarantee Agreement) shall have paid in full all accumulated and unpaid dividends on the Preferred Shares or such default or breach by Capital Holding, as the case may be, shall have been cured. Notwithstanding the appointment of any such trustee, Capital Holding and the Company retain all rights under the Loan Agreement, including the right to extend the interest payment period for up to 60 months, as provided under the Loan Agreement. During any such extension, dividends on the Preferred Shares will be deferred, but holders will be required to include interest from the Loans in income for federal income tax purposes.

          If any resolution is proposed for adoption by the shareholders of the Company providing for, or the Manager otherwise proposes to effect (it being understood that the automatic dissolution and liquidation events described in
Section 6 (iii) and (iv) above and the events described in Section 3 above will not be deemed to be a proposal by the Manager), (x) any variation or abrogation of the rights, preferences and privileges of the Preferred Shares by way of amendment of the Company's Articles of Association, the Declaration or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to participation in the profits or assets of the Company, senior to the Preferred Shares), (y) the liquidation, dissolution or winding up of the Company or (z) the modification of Regulation 16 of the Articles of Association, which absolutely prohibits transfers of the Company's Common Shares, then the holders of the outstanding Preferred Shares (and, in the case of a resolution described in clause (x) above which would equally adversely affect the rights, preference or privileges of any Company Dividend Parity Shares or any Company Liquidation Parity Shares, such Company Dividend Parity Shares or such Company Liquidation Parity Shares, as the case may be, or, in the case of any resolution described in clause (y) or (z) above, all Company Liquidation Parity Shares) will be entitled to vote on such resolution or action of the Manager (but not on any other resolution or action), and such resolution or action shall not be effective except with the approval of the holders of 66-2/3% in liquidation preference (plus all accumulated and unpaid dividends) of the outstanding Preferred Shares; provided, however, that no such approval or ratification shall be required under clauses (x) and (y) if the liquidation, dissolution or winding up of the Company is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the liquidation, dissolution or winding up of Capital Holding.

          The rights attached to the Preferred Shares will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation of, any further shares or any further series of preference shares of the Company ranking as regards participation in the profits or assets of the Company pari passu or junior to the Preferred Shares. Holders of Preferred Shares have no preemptive rights.

          Any required approval of holders of Preferred Shares may be given at a separate meeting of such holders convened for such purpose, at a general meeting of shareholders of the Company or pursuant to written consent. The Company will cause a notice of any meeting at which holders of the Preferred Shares are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Shares. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and
(iii) instructions for the delivery of proxies or consents.

          No vote or consent of the holders of the Preferred Shares will be required for the Company to redeem and cancel Preferred Shares in accordance with the Articles of Association and the Resolutions.

          Notwithstanding that holders of Preferred Shares are entitled to vote or consent under any of the circumstances described above, any of the Preferred Shares that are owned by Capital Holding or any entity owned more than 50% or more by Capital Holding, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

          8. Additional Amounts. All payments in respect of the Preferred Shares by the Company will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the Turks and Caicos Islands or any authority therein or thereof having power to tax ("Taxes"), unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay as a dividend such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Shares after such withholding or deduction will equal the amount which would have been receivable in respect of such Preferred Shares in the absence of such withholding or deduction ("Additional Amounts"), except that no such Additional Amounts will be payable to a holder of Preferred Shares (or a third party on such holder's behalf) with respect to Preferred Shares:

               (a) if such holder is liable for such taxes, duties, assessments or governmental charges in respect of such Preferred Shares by reason of such holder's having some connection with the Turks and Caicos Islands other than being a holder of such Preferred Shares; or

               (b) if the Company has notified such holder of the obligation to withhold taxes and requested but not received from such holder a declaration of non-residence or other claim for exemption, and such withholding or deduction would not have been required had such declaration or claim been received.

          9. Book-Entry-Only Issuance; The Depository Trust Company. The Depository Trust Company ("DTC") will act as securities depository for the Preferred Shares. The Shares will be issued only in the form of one or more fully-registered securities representing in the aggregate the total number of Preferred Shares and registered in the name of Cede & Co. (DTC's nominee).

          Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Shares are being redeemed, shares to be redeemed shall be determined in accordance with DTC's practice which at the date hereof is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

          DTC may discontinue providing its services as securities depository with respect to the Preferred Shares at any time by giving reasonable notice to the Company. Under such circumstances, in the event that the Company exercises its option to redeem only a portion of the Preferred Shares because a successor securities depository is not obtained, Preferred Share certificates are required to be printed and delivered. Additionally, in the event that the Company or Capital Holding is or would be required to withhold or deduct Additional Amounts in regard to only certain of the Preferred Shares, the Company may cause all of the Preferred Shares to be issued in definitive form. Thereafter, upon surrender of the global certificate or certificates, Preferred Shares will be issued in definitive form, and the Preferred Shares to which the Additional Amounts relate will be redeemed.

          10. Guarantee of Liabilities. It shall be a condition precedent to the issuance of the Preferred Shares that Capital Holding execute the Expenses and Liabilities Agreement, pursuant to which Capital Holding shall guarantee payment of all liabilities of the Company to the extent not paid by the Company (other than obligations to holders of Preferred Shares, which will be separately guaranteed to the extent set forth in the Guarantee Agreement). The Expenses and Liabilities Agreement shall be for the benefit of, and be enforceable by, third parties to whom the Company owes such obligations.

          IN WITNESS WHEREOF, CAPITAL HOLDING LLC has caused this Certificate to be signed by one of the officers of its Manager, and to be attested to by the Vice President and Secretary of the Manager, as of this __th day of _________, 1994.

                               CAPITAL HOLDING LLC


                               By CAPITAL HOLDING CORPORATION,
                               as Manager


                               By:_____________________________
                                  Name:
                                  Title:


Attest:

                                      -14-